Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Filer: AEGON N.V.

Subject Company: Global Preferred Holdings, Inc.

Exchange Act File Number of

Subject Company: 0-23637

AEGON USA AFFILIATE SIGNS AN AGREEMENT TO ACQUIRE GLOBAL

PREFERRED HOLDINGS INTEREST IN GLOBAL PREFERRED RE LIMITED

Cedar Rapids, Iowa; Duluth, Georgia, December 30, 2004 – Global Preferred Holdings, Inc. (Global Preferred) and an AEGON USA affiliate (AEGON) today announced that AEGON has signed an agreement to acquire Global Preferred’s interest in Global Preferred Re Limited, the Bermuda-based life reinsurance company owned by Global Preferred to be paid solely in shares of AEGON N.V. common stock. The transaction currently has an aggregate value of $57 million. The final number of AEGON N.V. shares to be delivered at the closing of the transaction will be determined pursuant to the Agreement.

The transaction involves the purchase by AEGON of all of the outstanding shares of Global Preferred Re Limited. Following the sale of Global Preferred Re Limited to AEGON, Global Preferred intends to liquidate its remaining assets and distribute to its stockholders the consideration received from AEGON and any other remaining assets of Global Preferred, after provision for liabilities.

The transaction is subject to a number of conditions, including the average of the share price of AEGON N.V. common shares during a set period not differing more than 20% from the December 29, 2004 closing price, obtaining all requisite regulatory, stockholder, and third-party approvals along with other standard closing conditions.

About Global Preferred Holdings, Inc.

Global Preferred Holdings, Inc., whose executive offices are located in Duluth, Georgia, is the parent company of Global Preferred Re Limited, a Bermuda life reinsurer. As of September 30, 2004, Global Preferred Re reinsured 272,000 life insurance policies, riders and annuity contracts, which accounted for life insurance policies with an aggregate face value of $7.2 billion and aggregate annuity contract benefits of $233 million.

About AEGON

AEGON USA, Inc. is a wholly owned subsidiary of AEGON N.V., with its headquarters in the Netherlands, is the holding company of one of the world’s largest listed life insurance groups ranked by market capitalization and assets. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition the group is present in a number of other countries, including Spain, Canada, China, Hungary and Taiwan. Close to 85% of AEGON’s business is comprised of life insurance, pensions, savings and investment products. The group employs more than 27,000 people worldwide. For more information, please visit the company’s web site at www.aegon.com.

Forward-Looking Statements

Certain statements in this news release may contain forward-looking statements within the meaning of Rule 175 under the Securities Act of 1933 and Rule 3b-6 under the Securities Exchange Act of 1934. Such forward-looking statements are made pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933.

All statements, other than statements of fact, included in this release, including, without limitation, statements regarding potential future plans and objectives of the company, and statements including words such as “proposed”, “subject to”, “hope”, “believe”, “estimate”, “intend”, “may”, “expect”, “anticipate”, “predict”, “project”, “counting on”, “plan”, “continue”, “want”, “forecast”, “should”, “would”, “is confident” and “will” and similar expressions are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements are subject to change and uncertainty that are beyond our control and have been made based upon our expectations and beliefs concerning future developments and their potential effect on our business. We cannot assure you that future developments will be in accordance with our expectations or that the effect of future developments will be those we anticipate. Actual results could differ materially from those we expect, depending upon the outcome of certain factors, including those described in the forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. Global Preferred has described some important factors that could cause its actual results to differ materially from its expectations in “Factors That May Affect Future Results of Operations” included as Exhibit 99.1 to its Annual Report on

Form 10-K, as amended, for the year ended December 31, 2003. You should carefully review these risks and additional risks described in other documents we file from time to time with the Securities and Exchange Commission, including quarterly reports. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to AEGON or Global Preferred or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. AEGON and Global Preferred do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’, and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism and acts of war;

•	Changes in the policies of central banks and/or foreign governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Additional Information

The proposed transaction will be submitted to Global Preferred’s stockholders for their consideration, and Global Preferred and/or AEGON will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about AEGON and Global Preferred, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at www.gphre.com under the tab “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, free of charge, at www.aegon.com under the tab “Investor Relations” and then under “SEC Documents.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Global Preferred, Ms. Rebecca Turner, (770)-248-3311

Global Preferred and AEGON, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Global Preferred in connection with the transaction. Information about the directors and executive officers of Global Preferred and their ownership of Global Preferred common stock is set forth in the proxy statement, dated June 10, 2004, for Global Preferred’s 2004 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Investors or stockholders seeking further information should contact Global Preferred Investor Relations: Mr. Bradley Barks at (770)-248-3311. Media seeking further information should contact Global Preferred Corporate Communications: Ms. Rebecca Turner, (770)-248-3311.

Media seeking further information from AEGON should contact AEGON USA: Todd Bergen, (319)-369-2320.

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